EXHIBIT 99.5

Franchise Global Health Inc.

Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2022 and 2021

Expressed in Canadian Dollars

Contents

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statements of Financial Position	1

Condensed Consolidated Interim Statements of Comprehensive Loss	2

Condensed Consolidated Interim Statements of Changes in Equity	3

Condensed Consolidated Interim Statements of Cash Flows	4

Notes to the Condensed Consolidated Interim Financial Statements	5 - 33

Franchise Global Health Inc. Condensed Consolidated Interim Statements of Financial Position As at June 30, 2022 and December 31, 2021 (Expressed in Canadian Dollars) (Unaudited)

		June 30,	December 31,
		2022	2021
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents		$2,436,940	$4,485,096
Receivables	6	3,118,929	4,381,640
Due from former shareholder	6	844,238	898,905
Due from related party	6	33,668	–
Prepaid expenses		1,827,807	113,227
Inventory	7	12,533,787	11,069,515
Marketable securities	8	41,489	461,210
Total current assets		20,836,858	21,409,593

Non-Current Assets
Acquisition deposits	9	531,900	531,900
Plant and equipment	10	754,564	1,079,331
Right of use assets	11	354,171	496,635
Intangible assets	12	13,101,248	13,104,302
Goodwill	12	6,478,272	6,478,272
Total non-current assets		21,220,155	21,690,440
TOTAL ASSETS		42,057,013	43,100,033

LIABILITIES
Current liabilities
Bank indebtedness		–	753,072
Accounts payable and accrued liabilities	13	9,247,699	10,943,143
Income taxes payable		94,215	–
Loans payable	14	2,020,050	2,158,650
Lease liability	11	217,303	250,465
Total current liabilities		11,579,267	14,105,330

Non-Current Liabilities
Lease liability	11	179,270	294,244
Deferred tax liability		3,628,104	3,627,256
Total non-current liabilities		3,807,374	3,921,500
TOTAL LIABILITIES		15,386,641	18,026,830
SHAREHOLDERS' EQUITY
Share capital	15	131,332,496	120,038,497
Reserves	15	9,910,479	1,253,379
Accumulated other comprehensive (loss) income		(193,597)	66,640
Deficit		(114,379,006)	(96,285,313)
TOTAL SHAREHOLDERS' EQUITY		26,670,372	25,073,203
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		42,057,013	43,100,033

Ability to Continue as a Going Concern (Note 2a)	Approved on behalf of the board:
Commitments and Contingencies (Note 19)	/s/ Clifford Starke	/s/ Steven Thomas
Subsequent Events (Note 19)	Director	Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1

Franchise Global Health Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

For the Three and Six Months Ended June 30, 2022 and 2021

(Expressed in Canadian Dollars)

(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
	$	$	$	$
Revenues	13,504,236	374,774	30,092,584	732,747
Cost of goods sold (Note 7)	(12,551,905)	(251,298)	(27,974,286)	(511,469)
Gross profit	952,331	123,476	2,118,298	221,278

Expenses:
Selling, general and administrative	1,394,774	397,564	3,360,272	632,276
Professional fees	575,272	553,663	861,015	842,405
Share-based compensation (Note 15)	420,000	20,984	840,000	41,968
Consulting fees (Note 16)	155,709	180,439	347,654	583,736
Foreign exchange loss (gain)	158,201	(51,047)	119,965	(106,620)
Depreciation and amortization (Notes 10, 11, 12)	69,665	6,145	166,442	31,979
	2,773,621	1,107,748	5,695,348	2,025,744
Other items:
Listing expense (Notes 5, 15, 16)	–	–	(15,591,719)	–
Asset impairment (Notes 6, 10)	–	(1,022)	(258,667)	(1,022)
Interest expense	(31,997)	(1,177)	(67,628)	(2,420)
Other incomes and expenses (Note 21)	786,537	19,636	1,569,180	653,070
Loss before income taxes	(1,066,750)	(966,835)	(17,925,884)	(1,154,838)
Income tax expense	74,544	–	167,809	–
Net loss	(1,141,294)	(966,835)	(18,093,693)	(1,154,838)
Foreign currency (loss) gain on translation of subsidiaries	(128,985)	103,590	(260,237)	159,011
Comprehensive loss	(1,270,279)	(863,245)	(18,353,930)	(995,827)

Basic and diluted loss per share	(0.01)	(0.01)	(0.14)	(0.01)
Weighted average number of common shares outstanding	134,563,674	116,925,695	131,686,443	115,422,937

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

2

Franchise Global Health Inc. Condensed Consolidated Interim Statements of Changes in Equity For the Six Months Ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

	Share Capital				Accumulated
	Number	Amount	Share subscriptions received	Equity reserve	other comprehensive income (loss)	Deficit	Total equity
		$	$	$	$	$	$
Balance, December 31, 2020	112,395,187	92,519,988	21,572	1,085,525	111,124	(78,893,366)	$14,844,843
Shares issued for cash	388,889	700,000	(21,572)	–	–	–	678,428
Shares issued for acquisition	3,846,154	5,000,000	–	–	–	–	5,000,000
Shares issued for consulting agreement	353,462	459,500	–	–	–	–	459,500
Share-based compensation	–	–	–	41,968	–	–	41,968
Foreign currency gain on translation of subsidiaries	–	–	–	–	159,011	–	159,011
Net loss for the period	–	–	–	–	–	(1,154,838)	(1,154,838)
Balance, June 30, 2021	116,983,692	98,679,488	–	1,127,493	270,135	(80,048,204)	20,028,912

Balance, December 31, 2021	128,289,230	120,038,497	–	1,253,379	66,640	(96,285,313)	25,073,203
Shares and options issued for RTO	5,000,000	9,000,000	–	1,156,100	–	–	10,156,100
Shares issued for consulting services	1,274,444	2,293,999	–	–	–	–	2,293,999
Go public awards upon listing	–	–	–	6,661,000	–	–	6,661,000
Share-based compensation	–	–	–	840,000	–	–	840,000
Foreign currency loss on translation of subsidiaries	–	–	–	–	(260,237)	–	(260,237)
Net loss for the period	–	–	–	–	–	(18,093,693)	(18,093,693)
Balance, June 30, 2022	134,563,674	131,332,496	–	9,910,479	(193,597)	(114,379,006)	26,670,372

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

3

Franchise Global Health Inc. Condensed Consolidated Interim Statements of Cash Flows For the Six Months Ended June 30, 2022 (Expressed in Canadian Dollars) (Unaudited)

	For the Six Months Ended
	June 30, 2022	June 30, 2021
	$	$
Cash flows used in operating activities
Net loss for the period:	(18,093,693)	(1,154,838)
Adjusted for:
Listing expense (Notes 5, 15)	15,491,719	–
Revaluation of share cancellation liability	(1,687,500)	–
Fair value adjustment on marketable securities	435,392	334,248
Share-based compensation	840,000	501,468
Impairment of assets	258,667	–
Depreciation and amortization	166,442	31,979
Accretion expense	26,380	2,509
Changes in non-cash working capital items:
Receivables	1,258,671	38,402
Due from former shareholder	54,667	(312,379)
Due from related parties	(33,668)	(23,627)
Prepaid expenses and deposits	(1,714,580)	30,160
Loan receivable	–	324,700
Inventory	(1,464,272)	(40,470)
Accounts payable and accrued liabilities	(89,496)	13,651
Income taxes expense (paid)	95,063	(62,353)
Cash used in operating activities	(4,456,208)	(316,550)

Cash flows provided by (used in) financing activities
Repayment of bank indebtedness	(753,072)	–
Lease payments	(144,913)	(21,952)
Proceeds for shares not yet issued	–	10,490,052
Proceeds on issuance of common shares	–	678,428
Cash (used in) provided by financing activities	(897,985)	11,146,528

Cash flows provided by (used in) investing activities
Cash from (for) acquisitions, net of cash acquired	3,700,932	(3,479,900)
Purchase of marketable securities	(27,513)	–
Sale of marketable securities	9,227	–
Purchase of intangible asset	–	(159,800)
Cash provided by (used in) investing activities	3,682,646	(3,639,700)

Effect of exchange rate on cash	(376,610)	182,876
(Decrease) increase in cash, cash equivalents and restricted cash	(1,671,546)	7,190,278
Cash, cash equivalents and restricted cash, beginning of period	4,485,096	3,737,767
Cash, cash equivalents and restricted cash, end of period	2,436,940	11,110,921

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

1. CORPORATE INFORMATION

Franchise Global Health Inc. (formerly Mercury Acquisitions Corp.) (“Franchise Global” and, together with its subsidiaries, the “Company”) is a company which the primary purpose of the business is the sale of pharmaceutical products, medical devices, cannabis and cannabis products.

The Company’s main operating subsidiary is Phatebo GmbH (“Phatebo”), which is a German pharmaceutical wholesaler that is focused on the worldwide export of German branded pharmaceuticals and the import and distribution of medical devices and medical cannabis. Phatebo has business partners in more than 18 countries. Phatebo is licensed to import and distribute registered medical cannabis products to German pharmacies under the regulatory oversight of the Bundesinstitut für Arzneimittel und Medizinprodukte (The Federal Institute for Drugs and Medical Devices, “BfArM”). Phatebo also has a radiation license for the import of a wider range of medical cannabis products.

Through its wholly owned subsidiary ACA Müller ADAG Pharma Vertriebs GmbH (“ACA Muller”), the Company has a sales network of over 1,200 pharmacies within Germany. ACA Muller is licensed to import and distribute registered medical cannabis products to German pharmacies under the regulatory oversight of BfArM. ACA Muller also has a radiation license for the import of a wider range of medical cannabis products compared to cannabis wholesalers without this license.

The registered address of Franchise Global is 550 Burrard Street, Suite 2900, Vancouver, British Columbia, V6C 0A3. The address of Franchise Global’s principal place of business is 550 Burrard Street, Suite 2300, Vancouver, British Columbia, V6C 2B5.

On June 24, 2021, Franchise Cannabis Corp. (“FCC”) entered into a letter of intent with Mercury Acquisitions Corp. (“Mercury”), a capital pool company under the policies of the TSX Venture Exchange (the “TSXV”), to complete a going-public transaction for FCC, which constituted Mercury’s “Qualifying Transaction” (as defined under the policies of the TSXV), through a reverse takeover of Mercury (the “Qualifying Transaction”). On October 13, 2021, FCC’s Board of Directors approved the amalgamation agreement which implemented the Qualifying Transaction (the “Amalgamation Agreement”) between FCC, Mercury, and a wholly-owned subsidiary of Mercury, 2868303 Ontario Inc. (“Mercury Subco”). The Amalgamation Agreement contemplated a business combination by way of a “three-cornered” amalgamation in accordance with the provisions of the Business Corporations Act (Ontario) (the “Act”), pursuant to which FCC amalgamated with Mercury Subco (the “Amalgamation”, with the entity resulting therefrom referred to as “FCC Amalco”) and Mercury became the parent company of FCC Amalco.

On December 2, 2021, FCC and Mercury received conditional approval from the TSXV for the Qualifying Transaction (as defined in the policies of the TSXV) with Mercury.

On March 25, 2022, Mercury completed a ten-for-one share consolidation, the Amalgamation was completed and Mercury was renamed to “Franchise Global Health Inc.”, and the TSXV issued its final acceptance of the Qualifying Transaction. On March 29, 2022, Franchise Global commenced trading on the TSXV under ticker symbol “FGH”. On April 18, 2022, the Company commenced trading on the Frankfurt Stock Exchange under ticker symbol “WV4A”.

The substance of the Amalgamation is a transaction which resulted in FCC controlling Mercury. The Qualifying Transaction is a reverse take-over (“RTO”), whereby Franchise is deemed to be the accounting acquirer and Mercury is the accounting acquiree. As such, the opening balances and comparative amounts shown within these condensed consolidated interim financial statements are those of FCC.

These condensed consolidated interim financial statements (herein referred to as “consolidated financial statements”) of the Company as at and for the three and six months ended June 30, 2022 and 2021 include the accounts of the Company and its subsidiaries.

5

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

2. BASIS OF PREPARATION

a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board under the historical cost convention, other than certain financial instruments measured at fair value. These condensed consolidated interim financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements and should be read in conjunction with FCC’s annual consolidated financial statements for the year ended December 31, 2021.

The condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors of the Company on August 24, 2022.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates continuity of normal business activities and the realization of assets and discharge of liabilities in the normal course of business.

The Company’s ability to continue as a going concern is dependent on achieving profitable operations through the sales of its product, the acquisition of profitable operations or management’s ability to raise the necessary funding through future equity issuances, debt issuances, asset sales or a combination thereof. There is no assurance that any necessary future financing will be sufficient to sustain operations until such time that the Company can generate sufficiently profitable operations to support its requirements. These condensed consolidated interim financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern. Such adjustments could be material. While these condensed consolidated interim financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and meet its obligations in the normal course of operations, there are conditions and events which constitute material uncertainties that may cast significant doubt on the validity of that assumption.

•	as at June 30, 2022, the Company has an accumulated deficit of $114,379,006 (December 31, 2021 - $96,285,313);

•	the Company has incurred a loss of $18,093,693 for the six months ended June 30, 2022 (six months ended June 30, 2021 - $1,154,838);

•	the Company had net cash outflows from operating activities of $4,456,208 for the six months ended June 30, 2022 (six months ended June 30, 2021 - $316,550).

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds. To date, COVID-19 has not had any material impact on the Company’s operations; however, it is possible that estimates in these condensed consolidated interim financial statements may change in the near term as a result of COVID-19. The Company continues to caution that current global uncertainty with respect to the spread of the COVID-19 virus and its effect on the broader global economy may have a significant negative effect on the Company. While the precise impacts of the COVID-19 virus on the Company remain unknown, rapid spread of the COVID-19 virus may have a material adverse effect on global economic activity and can result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

6

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

b) Basis of Measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments and investment properties that are stated at fair value.

The condensed consolidated interim financial statements are presented in Canadian dollars and all values are rounded to the nearest dollar, unless otherwise indicated.

c) Functional and Presentation Currency

The Company’s reporting currency and Franchise’s functional currency is the Canadian dollar. Note 2(f) indicates the functional currency of each subsidiary.

Transactions undertaken in foreign currencies are translated into Canadian dollars at daily exchange rates prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and non-monetary items are translated at historical exchange rates. Realized and unrealized foreign currency translation gains and losses are recognized in the condensed consolidated interim statements of loss and comprehensive loss.

The assets and liabilities of foreign operations are translated into Canadian dollars using the period-end exchange rates. Income, expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations into Canadian dollars are recognized in other comprehensive loss and accumulated in shareholders’ equity.

Foreign currency gains and losses arising on translation of a monetary item receivable from or payable to a foreign operation for which settlement is neither planned, nor likely to occur in the foreseeable future are considered to form part of a net investment in the foreign operation. Such gains and losses are recognized in other comprehensive loss and presented within shareholders’ equity in the foreign currency translation reserve.

d) Use of Estimates and Judgments

The preparation of these condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenues and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision, and further periods, if the revision affects both current and future periods.

Judgments made by management in the application of IFRS that have a significant effect on the condensed consolidated interim financial statements and estimates with a significant risk of material adjustment in the current and following periods are discussed in Note 4.

e) Subsidiaries

In addition to the Company, the condensed consolidated interim financial statements include its subsidiaries. Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date on which the Company acquires control. They are de-consolidated from the date that control by the Company ceases.

7

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

f) Consolidation

The subsidiaries of the Company are as follows:

Name of Subsidiary	Ownership Interest at June 30, 2022	Functional Currency
Harmony Health One Inc. (“Harmony”)	100%	Canadian Dollar
ACA Muller	100%	Euro
Sativa Verwaltungs GmbH	100%	Euro
Sativa Verwaltungs GmbH and Co. KG	100%	Euro
CBD Med Therapeutics Inc.	100%	Canadian Dollar
Adelnor S.A.	0%	U.S. Dollar
Fayber Technologies Canada Inc.	100%	Canadian Dollar
Catalunia SAS	100%	Colombian Peso
Green CannaHealth SAS	100%	Colombian Peso
Klokken Aarhus Inc.	100%	Canadian Dollar
Rangers Pharmaceuticals A/S (“Rangers”)	100%	Danish Krone
1200325 B.C. LTD. (“Botanist”)	100%	Canadian Dollar
Phatebo	100%	Euro
FCC	100%	Canadian Dollar

CBD Med Therapeutics Inc. has an option to acquire 100% of the outstanding common shares of Adelnor S.A., which forms the basis for the Company’s control of Adelnor S.A.

Assets, liabilities, revenues, and expenses of the subsidiaries are recognized in accordance with the Company’s accounting policies. Intercompany balances and transactions are eliminated on consolidation.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in FCC’s consolidated financial statements as at and for the year ended December 31, 2021 with the exception of a new accounting policy for reverse takeovers.

A summary of the significant accounting policies which have been applied consistently to all periods presented in the accompanying condensed consolidated interim financial statements are set out below:

a) Foreign Currency Translation

In preparing the financial statements of individual entities, transactions in currencies other than the entity’s functional currency are recognized at exchange rates in effect on the date of the transactions. At each reporting date monetary assets and liabilities denominated in foreign currencies are re-translated at the exchange rates applicable at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Nonmonetary assets and liabilities that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Realized and unrealized exchange gains and losses are recognized through net loss. For the purposes of presenting condensed consolidated interim financial statements the assets and liabilities of foreign operations, are translated into Canadian dollars at the exchange rates applicable at the balance sheet date. Income and expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from translating foreign operations are recognized in other comprehensive loss.

8

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

b) Cash and Cash Equivalents

Cash and short-term deposits in the condensed consolidated interim statements of financial position comprise cash at banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

c) Receivables

Receivables are recognized initially at fair value and subsequently measured at amortized cost, less any provisions for impairment. Financial assets measured at amortized cost are assessed for impairment at the end of each reporting period. Impairment provisions are estimated using the expected credit loss impairment model where any expected future credit losses are provided for, irrespective of whether a loss event has occurred at the reporting date.

Estimates of expected credit losses take into account the Company’s collection history, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. Where applicable, the carrying amount of a trade receivable is reduced for any expected credit losses through the use of an allowance for doubtful accounts (“AFDA”) provision. Changes in the AFDA provision are recognized in the condensed consolidated statements of loss and comprehensive loss. When the Company determines that no recovery of the amount owing is possible, the amount is deemed irrecoverable and the financial asset is written off.

d) Inventory

Inventories consist of pharmaceuticals, medical devices, finished goods and cannabis seeds for sale. The Company values inventories at the lower of cost and net realizable value. Inventories include costs of purchases net of vendor allowances plus other costs, such as transportation, that non-are directly incurred to bring the inventories to their present location and condition. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The cost of inventories is determined using first in, first out basis.

Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining market prices. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is apparent evidence of an increase in selling price then the amount of the write down previously recorded is reversed.

e) Property, Plant and Equipment

Recognition and Measurement

On initial recognition, plant and equipment are valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Plant, plant and equipment are subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land, which is not depreciated.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (material components) of property, plant and equipment. Land is stated at cost.

9

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

Subsequent Costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its costs can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the condensed consolidated interim statements of loss and comprehensive loss as incurred.

Gains and Losses

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net within other income in the condensed consolidated interim statements of loss and comprehensive loss.

Depreciation

Depreciation is recognized in the condensed consolidated interim statement of comprehensive loss over the asset’s estimated useful life:

Growing, processing and operating equipment	10%-20% declining balance basis

Equipment	straight line basis over eight years

Building and improvements	10% declining balance basis

Depreciation commences when an asset becomes available for use.

Depreciation methods, estimated useful lives, and residual values are reviewed at each year-end and adjusted if appropriate. The effect of any change in estimate is accounted for on a prospective basis.

f) Investment Properties

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, the Company has elected to use the fair value model where investment properties are measured at fair value.

Investment properties are derecognized either when they have been disposed of (i.e., at the date the recipient obtains control) or when they are permanently withdrawn from use and no future economic benefit is expected from their disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period of derecognition. In determining the amount of consideration from the derecognition of investment property the Company considers the effects of variable consideration, existence of a significant financing component, non-cash consideration, and consideration payable to the buyer (if any).

g) Assets Held for Sale

Assets are classified as held for sale if their carrying amount will be recovered primarily through a sale as opposed to continued use by the Company. Assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs of disposal. Any impairment is recognized in net earnings. Depreciation ceases when an asset is classified as held for sale. Assets classified as held for sale are reported as current assets in the condensed consolidated interim statements of financial position.

h) Marketable Securities

The Company’s investments in marketable securities, which consists of publicly traded securities and warrants have been classified and accounted as fair value through profit and loss. Unrealized gains and losses are recognized in the condensed consolidated interim statements of loss and comprehensive loss.

10

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

i) Business Combinations

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair value. Goodwill represents the difference between total consideration paid and the fair value of the net identifiable assets acquired. Acquisition costs incurred are expensed through the condensed consolidated interim statements of loss and comprehensive loss.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management has one year from the acquisition date to confirm and finalize the facts and circumstances that support the finalized fair value analysis and related purchase price allocation. Until such time, these values are provisionally reported and are subject to change. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to intangible assets. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree or a market-approach using a comparable transaction. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Acquisitions that do not meet the definition of a business combination are accounted for as asset acquisitions. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Asset acquisitions do not give rise to goodwill.

j) Intangible Assets

Intangible assets acquired in a business combination are recognized separately at their fair value at the date of acquisition. Intangible assets acquired separately are recognized at cost. Internally generated intangible assets arising from development projects are recognized when certain criteria related to the feasibility of internal use or sale, and probable future economic benefits of the intangible asset, are demonstrated.

Intangible assets with indefinite useful lives are not amortized. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the condensed consolidated interim statements of loss and comprehensive loss.

k) Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the CGU or group of CGUs which are expected to benefit from the synergies of the combination. Goodwill is not subject to amortization.

11

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

l) Impairment of intangible assets and goodwill

Goodwill and intangible assets with an indefinite life or not yet available for use are tested for impairment annually at year-end, and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Finite life intangible assets are tested whenever there is an indication of impairment.

Goodwill and indefinite life intangible assets are tested annually for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Indefinite life intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Goodwill is tested for impairment based on the level at which it is monitored by management, and not at a level higher than an operating segment.

An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds it recoverable amount. The recoverable amounts of the CGUs’ assets have been determined based on either fair value less costs of disposal or value-in-use method. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU, given the necessity of making key economic assumptions about the future. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying value of assets in the CGU. Any impairment is recorded in profit and loss in the period in which the impairment is identified.

A reversal of an asset impairment loss is allocated to the assets of the CGU on a pro rata basis. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in a prior period. Impairment losses on goodwill are not subsequently reversed.

m) Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

i) Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment.

ii) Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate.

12

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

iii) Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

n) Loans and Borrowings

Loans and borrowings are classified as other financial liabilities and are measured at fair value at initial recognition and subsequently at amortized cost. Transactions costs are deferred and amortized over the term of the liability.

o) Revenue

The Company generates revenue primarily from the wholesale and retail of cannabis and cannabis related products. The Company uses the following five-step contract-based analysis of transactions to determine if, when and how much revenue can be recognized:

1. Identify the contract with a customer;

2. Identify the performance obligation(s) in the contract;

3. Determine the transaction price;

4. Allocate the transaction price to the performance obligation(s) in the contract; and

5. Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenue from the sale of cannabis is generally recognized when control over the goods has been transferred to the customers which is at the time of delivery. Payments for wholesale transactions are due within a specified time period as permitted by the underlying agreement and the Company’s credit policy upon the transfer of goods to the customer. The Company generally satisfies its performance obligation and transfers control to the customer upon delivery and acceptance by the customer. Revenue is recorded at the estimated amount of consideration to which the Company expects to be entitled.

The Company’s non-cannabis revenue is comprised of resales of medical devices, and pharmaceutical products to pharmacies in Germany. The Company’s revenue-generating activities have a single performance obligation and revenue is recognized at the point in time when control of the product transfers and the Company’s obligations have been fulfilled. This generally occurs when the product is ready for shipment to the customer, depending upon the method of distribution and shipping terms set forth in the customer contract. Revenue is measured as the amount of consideration the Company expects to receive in exchange for the sale of the Company’s product. Sales of products are for cash or otherwise agreed-upon credit terms. The Company estimates and reserves for its bad debt exposure based on its experience with past due accounts and collectability, write-off history, the aging of accounts receivable and an analysis of customer data.

13

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

p) Financial Instruments

Financial assets are classified and measured either at amortized cost or fair value through profit or loss ("FVTPL") or fair value through other comprehensive income (“FVOCI”) based on the business model in which they are held and the characteristics of their contractual cash flows.

All financial assets not classified at amortized cost or FVOCI are measured at FVTPL. On initial recognition, the Company can irrevocably designate a financial asset at FVTPL if doing so eliminates or significantly reduces an accounting mismatch. A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at FVTPL:

•	It is held within a business model whose objective is to hold the financial asset to collect the contractual cash flows associated with the financial asset instead of selling the financial asset for a profit or loss; and

•	Its contractual terms give rise to cash flows that are solely payments of principal and interest.

All financial instruments are initially recognized at fair value on the condensed consolidated interim statements of financial position. Subsequent measurement of financial instruments is based on their classification. Financial assets and liabilities classified at FVTPL are measured at fair value with changes in those fair values recognized in the condensed consolidated interim statements of loss and comprehensive loss for the period. Financial assets and liabilities classified at amortized cost are measured using the effective interest method.

The following table summarizes the classification and measurement changes under IFRS 9 for each financial instrument:

Financial Instrument	Classification

Cash and cash equivalents	FVTPL
Marketable securities	FVTPL
Receivables	Amortized Cost
Loan receivable	Amortized Cost
Acquisition deposits	Amortized Cost
Bank indebtedness	Amortized Cost
Accounts payable and accrued liabilities	Amortized Cost
Loans payable	Amortized Cost

For trade receivables, the Company applies the simplified approach under IFRS 9 and has calculated expected credit losses (“ECL”) based on lifetime expected credit losses taking into considerations historical credit loss experience and financial factors specific to the debtors and general economic conditions.

ECL impairment model

IFRS 9 ‘Financial Instruments’ introduced a single ECL impairment model, which is based on changes in credit quality since initial application.

•	A maximum 12-month allowance for ECL is recognized from initial recognition reflecting the portion of lifetime cash shortfalls that would result if a default occurs in the 12 months after the reporting date, weighted by the risk of a default occurring.

•	A lifetime ECL allowance is recognized if a significant increase in credit risk is detected after the instruments’ initial recognition reflecting lifetime cash shortfalls that would result over the expected life of a financial instrument.

•	A lifetime ECL allowance is recognized for credit impaired financial instruments.

14

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company in full or when the financial asset is more than 90 days past due.

The carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Company determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts.

Fair value hierarchy

The determination of fair value requires judgment and is based on market information, where available and appropriate. The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

q) Share-Based Payments

Share-based payments to employees and others providing similar services are measured at the estimated fair value of the instruments issued on the grant date and amortized over the vesting period. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The offset to the recorded cost is to equity reserve.

Consideration received on the exercise of stock options is recorded as share capital and the related equity reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from equity reserve.

r) Share Capital

Share capital represents the amount received in exchange for the issuance of shares. Shares issued for goods and services are recorded for the fair value of the goods or services.

Costs directly identifiable with the raising of share capital financing are charged against share capital.

s) Loss Per Share

Basic loss per share is computed by dividing the net loss available to common shareholders of the Company by the weighted average number of common shares outstanding during the reporting period.

Diluted loss per share is computed similar to basic loss per share, except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and share purchase warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting period.

t) Income Taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in net income, except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss.

15

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

Current taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss of the current year and any adjustment to income taxes payable in respect of previous years. Current taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year‑end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable income or loss.

Recognition of deferred tax assets of unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be realized.

u) Related Party Transactions

The Company considers a person or entity as a related party if such party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. The Company considers a person or entity as a related party if they are a member of key management personnel including a close member of that person’s family. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

v) Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Company’s Chief Executive Officer (“CEO”). The CEO, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the person who makes strategic decisions as the chief operating decision maker. The Company’s operations are limited to a single reportable segment, being pharmaceutical distribution, including medicinal cannabis and cannabis seeds.

w) RTOs

RTOs are accounted for in conjunction with the substance of the transaction based on the resulting controlling entity. The resulting controlling entity is deemed to be the accounting acquirer and the other entity participating in the RTO is the accounting acquiree. The opening balances and comparative amounts shown within these condensed consolidated interim financial statements are those of the accounting acquirer. The accounting acquirer applies a purchase price allocation based on the consideration and the net assets of the accounting acquiree. The difference between the consideration and the net assets of the accounting acquiree is recorded as income or expense in the condensed consolidated interim statements of loss and comprehensive loss.

x) Recent Accounting Pronouncements

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2022 (unless otherwise stated). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

16

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

i.

A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest

ii.	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued

iii.	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component

These amendments had no impact on the condensed consolidated interim financial statements of the Company. The Company intends to use the practical expedients in future periods if they become applicable.

COVID-19-Related Rent Concessions beyond June 30, 2021 - Amendments to IFRS 16

On May 28, 2020, the IASB issued COVID-19-Related Rent Concessions - amendment to IFRS 16 Leases The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a COVID-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the COVID-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The amendment was intended to apply until June 30, 2021, but as the impact of the COVID-19 pandemic is continuing, on March 31, 2021, the IASB extended the period of application of the practical expedient to June 30, 2022.The amendment applies to annual reporting periods beginning on or after April 1, 2021. However, the Company has not received COVID-19-related rent concessions but plans to apply the practical expedient if it becomes applicable within the allowed period of application.

Amendments to IAS 37 - Provisions, Contingent Liabilities, and Contingent Assets

In May 2020, the IASB issued amendments to clarify the costs that a company should include as the cost of fulfilling a contract when assessment is made as to whether a contract is onerous. The amendment is effective January 1, 2022, with early adoption permitted. These amendments did not have a material impact on the Company.

4. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements, and the reported amounts during the reporting periods. Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ materially from these estimates. The significant judgements, estimates and nature of assumptions made by management in applying the Company’s accounting policies are consistent with those that applied to the annual consolidated financial statements of FCC.

17

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

5. REVERSE TAKEOVER (“RTO”) TRANSACTION

(a)	On March 25, 2022, the Company completed the RTO contemplated in the Amalgamation Agreement (see Note 1).

As a result of the RTO, the shareholders of FCC obtained control of Mercury, thereby constituting a reverse acquisition of Mercury. The RTO is considered to be a purchase of Mercury’s net assets by the shareholders of FCC.

The Amalgamation is accounted for in accordance with IFRS 2, Share-based payments, and IFRS 3, Business combinations. As Mercury did not qualify as a business according to the definition in IFRS 3, this Amalgamation does not constitute a business combination; rather, it is treated as an issuance of shares by FCC for the net assets of Mercury.

Consideration
Common shares ($1.80 X 5,000,000 shares)	$9,000,000
Fair value of replacement options
(Options on 415,000 common shares at $1.66 per option)	688,900
(Agent options on 320,000 common shares at $1.46 per option)	467,200
Total consideration	10,156,100

Net assets of Mercury
Cash	3,700,932
Accounts payable	(81,552)
3,619,380
RTO – Consideration over the net assets of Mercury (a)	$6,536,720
Go Public Awards (b)	6,661,000
Tri-Volta Advisory Fee (c)	2,393,999
Total Listing Expense	$15,591,719

The consideration is measured at the fair value of the 5,000,000 common shares that were effectively issued to the shareholders of Mercury and the replacement options issued to Mercury’s previous option holders.

(b)

In conjunction with the RTO transaction, the following awards in relation to FCC’s go-public (the “Go Public Awards”) totaling $6,661,000 became due. These Go Public Awards have not yet been granted, are to be settled part of the Company’s Restricted Share Unit (RSU) plan and are included in listing expense.

•	$3,000,000 bonus to the Company’s Chief Executive Officer and Executive Chairman, Clifford Starke.
•	$1,050,000 bonus to FCC’s former Chief Financial Officer and the Company’s Director, Steven Thomas.
•	$1,000,000 bonus to the Company’s Director, Jake Malczewski.
•	$420,000 bonus to the Company’s Director, Farhan Lalani.
•	$250,000 bonus to the Company’s Chief Financial Officer, Dany Vaiman.
•	$250,000 bonus to the Company’s Director, Peter Simeon.
•	$250,000 bonus to the Company Director, Larry Smith.
•	$100,000 bonus to the Company’s President and Chief Operating Officer, Edward Woo.
•	$341,000 in bonuses to other employees and consultants.

18

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

(c)

In connection with the RTO in the three months ended March 31, 2022, the Company incurred an advisory fee of $2,393,999 with Tri-Volta Investments Inc., a company controlled by a former member of key management personnel.

6. AMOUNTS RECEIVABLE

(a) Receivables –

	June 30,	December 31,
	2022	2021
	$	$
Trade receivables	996,512	2,940,946
Value-Added Tax (“VAT”) and Goods & Services Tax (“GST”) recoverable	2,093,138	1,338,796
Other receivables	29,279	101,898
Total	3,118,929	4,381,640

The Company assesses the risk of collectability of accounts receivable on a regular basis. Estimates of expected credit losses take into account the Company’s collection history, deterioration of collection rates during the average credit period, as well as observable changes in, and forecasts of, future economic conditions that affect default risk. Where applicable, the carrying amount of receivables is reduced for any expected credit losses through the use of an allowance for credit loss provision. The allowance for credit loss reflects the Company’s best estimate of probable losses inherent in the trade receivables accounts. As at June 30, 2022 and December 31, 2021 the expected credit losses amount assessed to be trivial.

For the six-month period ended June 30, 2022, the Company recognized an impairment loss on its receivables amounting to $4,040 (2021 – Nil).

(b) Due from former shareholder –

As at June 30, 2022, the Company has a receivable of $844,238 (December 31, 2021 - $898,905) from the former shareholder of ACA Muller for expenses incurred prior and subsequent to the Company’s acquisition of ACA Muller.

(c) Due from other related party

On May 30, 2022, ACA Muller advanced €25,000 to Starke Deutschland Pharma Holding GmbH (“Starke Pharma”) – a company controlled by the Company’s Chief Executive Officer and Executive Chairman, Clifford Starke. As at June 30, 2022, the Company has a receivable of $33,668 (December 31, 2021 - Nil). This amount was utilized to pay for banking fees in connection with the acquisition of the Target Company (Note 19). It is expected that Starke Pharma would become a wholly-owned subsidiary of the Company upon the closing of the acquisition of the Target Company.

19

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

7. INVENTORY

	June 30,	December 31,
	2022	2021
Purchased finished goods	3,007,772	1,543,500
Cannabis seeds for sale	9,526,015	9,526,015
Inventory	$12,533,787	$11,069,515

For the six months ended June 30, 2022, the Company charged $27,912,466 (six months ended June 30, 2021 - $511,469) of inventory related amounts to cost of sales.

8. MARKETABLE SECURITIES

Balance at 31 December 2021	$461,210
Additions during the period	27,513
Redemption during the period	(9,227)
Adjustment to fair value	(435,392)
Change in foreign exchange rates	(2,615)
Balance at 31 March 2022	41,489

The marketable securities are primarily comprised of listed equity investments and warrants.

The following table summarizes the composition of marketable securities:

Interest in entity as at December 31, 2021	Status	Common shares	Common share warrants	Value ($)
Eve & Co Incorporated (“Eve”) (a)	Public on TSXV	2,777,778	1,388,889	$416,667
Thoughtful Brands Inc.	Public on CSE	1,714,835	250,000	Nil
Southern Harvest Health Corp.	Private	960,000	Nil	19,200
Haus Invest	Public on DAX	426	Nil	25,343
Total		5,453,039	1,638,889	$461,210

Interest in entity as at June 30, 2022	Status	Common shares	Common share warrants	Value ($)
Eve	Public on TSXV	2,777,778	1,388,889	Nil
Thoughtful Brands Inc.	Public on CSE	1,714,835	250,000	Nil
Southern Harvest Health Corp.	Private	960,000	Nil	19,200
Haus Invest	Public on DAX	408	Nil	22,289
Total		5,453,021	1,638,889	$41,489

(a)

On March 25, 2022, Eve filed for protection under the Companies’ Creditors Arrangement (“CCAA”). The outcome of Eve’s CCAA filings remains uncertain and there is no assurance the Company would be able to recover any value from its investment in Eve or successfully finalize the terms of the arrangement under negotiation. As of June 30, 2022, the fair value of the Company’s investment in shares and warrants of Eve was nil.

20

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

9. ACQUISITION DEPOSITS

Deposits represent a refundable deposit with Satica Medical (SVG) Ltd. (“Satica”) amounting to $531,900.

The Company paid this deposit in September 2019, to Satica, a St. Vincent company, with the intention of entering into a joint venture agreement to develop a cannabis cultivation operation. The deposit is secured by a lien on land in St. Vincent. While the joint venture agreement has yet to be finalized, the Company and Satica have a strategic alliance. The deposit is refundable if the joint venture is not formed.

10. PLANT AND EQUIPMENT

	Grow and lab equipment	Operating & transport equipment	Office equipment	Building & improvements	Land	Total
	$	$	$	$	$	$
Cost at:
January 1, 2021	418,448	–	160,414	304,883	–	883,745
Additions	–	99,114	42,435	113,410	371,445	626,404
Changes in foreign exchange rates	–	–	6,572	–	–	6,572
December 31, 2021	418,448	99,114	209,421	418,293	371,445	1,516,721
Accumulated depreciation at:
January 1, 2021	238,685	–	62,149	14,710	–	315,544
Additions	61,303	–	30,010	29,018	–	120,331
Changes in foreign exchange rates	–	–	1,515	–	–	1,515
December 31, 2021	299,988	–	93,674	43,728	–	437,390
Cost at:
January 1, 2022	418,448	99,114	209,421	418,293	371,445	1,516,721
Additions	–	–	–	–	–	–
Impairment	–	–	–	(254,627)	–	(254,627)
Changes in foreign exchange rates	–	–	–	–	(7,122)	(7,122)
June 30, 2022	418,448	99,114	209,421	163,666	364,323	1,254,972
Accumulated depreciation at:
January 1, 2022	299,988	–	93,674	43,728	–	437,390
Additions	11,846	4,853	13,430	16,732	–	46,861
Changes in foreign exchange rates	–	6,216	7,026	2,915	–	16,157
June 30, 2022	311,834	11,069	114,130	63,375	–	500,408

Net book value at:
December 31, 2021	118,460	99,114	115,747	374,565	371,445	1,079,331
June 30, 2022	106,614	88,045	95,291	100,291	364,323	754,564

21

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

On May 5, 2022, the Board of Directors decided to refocus its resources on the European market and wind-down its operations in Colombia. This resulted in an impairment expense of plant and equipment amounting to $254,627 for the six months ended June 30, 2022.

11. RIGHT OF USE ASSETS

The lease liability was measured at the present value of the remaining lease payments, discounted using incremental borrowing rates on that date ranging from 4% - 15%, depending on the jurisdiction. The Company recorded right of use assets of the same amount which relates to its long-term warehouse and land leases in Germany and Colombia. Depreciation of the right of use assets is calculated using the straight-line method over the remaining lease term.

Right-of-use assets:
Balance on Jan 1, 2022	$496,635
Addition	10,830
Lease amendment	(17,311)
Depreciation	(116,993)
Change in foreign exchange rates	(18,990)
Balance – June 30, 2022	$354,171

Lease Liability:
Balance on Jan 1, 2022	$544,709
Addition	10,830
Lease amendment	(19,521)
Lease payments	(144,913)
Finance expense	26,380
Change in foreign exchange rates	(20,912)
Balance – June 30, 2022	$396,573

Current lease liability included in lease	$217,303
Non-current lease liability included in long-term lease	179,270
Total	$396,573

22

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

12. INTANGIBLE ASSETS AND GOODWILL

The Company holds the following intangible assets and goodwill, which have an aggregate carrying value of $19,579,520 at June 30, 2022 (December 31, 2021 - $19,582,574).

The intangible assets and goodwill in Phatebo relate to the sale of wholesale pharmaceutical products, medical devices and medical cannabis in Germany.

	Supply Relationships	Licenses and Permits	Customer Relationships	Other Intangibles	Goodwill	Total
	$	$	$	$	$	$
Cost at:
January 1, 2022	4,605,120	2,878,200	5,612,490	8,492	6,478,272	19,582,574
Additions	–	–	–	–	–	–
Changes in foreign exchange rates	–	–	–	(357)	–	–
June 30, 2022	4,605,120	2,878,200	5,612,490	8,135	6,478,272	19,582,574
Accumulated depreciation at:
January 1, 2022	–	–	–	–	–	–
Additions	–	–	–	2,588	–	2,588
Changes in foreign exchange rates	–	–	–	109	–	466
June 30, 2022	–	–	–	2,697	–	3,054

Net book value at:
December 31, 2021	4,605,120	2,878,200	5,612,490	8,492	6,478,272	19,582,574
June 30, 2022	4,605,120	2,878,200	5,612,490	5,438	6,478,272	19,579,520

23

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

13. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	December 31,
	2022	2021

Accounts payable and accrued liabilities	$3,946,239	$4,029,063
Share cancellation liability (a)	562,500	2,250,000
Third tranche of ACA Muller acquisition	4,638,960	4,564,080
Option exercise fee for seed inventory	100,000	100,000
Total	$9,247,699	$10,943,143

(a)

Effective December 31, 2021, the Company determined that 1,250,000 shares previously recorded as being issued to a former consultant were issued in error, as management believed that the pre-conditions set out in the applicable consulting agreement pursuant to which such shares were issuable had not been met, and therefore the shares were not fully-paid as required by applicable law. As a result of this determination, the 1,250,000 shares previously recorded as being issued were canceled by the Company. While management of the Company believes that the Company’s position is correct, at this time it is not possible to conclude that, more likely than not, the Company would prevail in the event of a legal claim. As a result, as at June 30, 2022, and without acknowledgement (explicitly or implicitly) of any amount or liability arising from such share cancellation, the Company recognized a provision for $562,500 (December 31, 2021 – $2,250,000) to reflect the fair value of the shares cancelled. To date, the former consultant has not initiated or threatened a claim against the Company with regard to this matter; however, if any such claim were to be initiated, the Company intends to vigorously defend itself through appropriate legal proceedings.

14. LOANS PAYABLE

€750,000 bank loan – Volkbank

The Company through Phatebo has a credit facility for €2,000,000 with Volksbank, secured by trade and other receivables of Phatebo. €750,000 or $1,010,025 is outstanding as at June 30, 2022. On June 30, 2022, the loan was renewed and is due on September 30, 2022 at a rate of Euribor plus 1.50% per annum.

€750,000 bank loan – Hypovereinsbank

The Company through Phatebo has a €1,000,000 credit facility agreement with Hypovereinsbank, secured by trade and other receivables of Phatebo. €750,000 or $1,010,025 was due on June 15, 2022 at a rate of Euribor plus 1.74% per annum. On June 24, 2022, the loan was renewed and is due on October 10, 2022 at a rate of Euribor plus 1.88% per annum.

24

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

15. SHARE CAPITAL

a) Authorized

An unlimited number of common shares without par value.

b) Issued

During the six months ended June 30, 2022, the following share capital transactions occurred:

(i)    The Company issued 1,274,444 common shares valued at $2,293,999 in settlement of debt to a consultant (Note 5(c), 16(a)).

(ii)    The Company issued 5,000,000 common shares valued at $9,000,000 in conjunction with the Amalgamation.

c) Go-Public Awards

In conjunction with the RTO, certain awards totaling $6,661,000 became due. These awards have not yet been issued and are expected to be settled as part of the Company’s RSU plan. The expense associated with the Go-Public Awards have been included in listing expense (see Note 5(b)).

d) Share-based compensation

Certain members of key management are entitled to bonuses to be settled as part of the Company’s RSU plan when the Company achieves $50 million in revenue over any 4-quarter period. Based on the Company’s performance to date, it is probable that this milestone would be achieved in the year ending December 31, 2022 and as a result the Company expensed an amount equal to 25% of the value these bonuses or $840,000 for the six months ended June 30, 2022.

e) Stock Options

	Outstanding	Weighted Average Exercise Price	Exercisable	Expiry
	1,667,181	$1.00	1,667,181	May 30, 2024
Total, December 31, 2021	1,667,181	$1.00	1,667,181	May 30, 2024
	1,667,181	$1.00	1,667,181	May 30, 2024
	415,000	$1.00	415,000	May 11, 2031
	320,000	$1.00	320,000	May 11, 2026
Total, June 30, 2022	2,402,181	$1.00	2,402,181

In conjunction with the Amalgamation, a total of 735,000 options were added to previously outstanding stock options of 1,667,181 related to FCC.

For the six-month period June 30, 2022, the Company expensed nil (For the six-month period June 30, 2021 - $41,968) as a result of vesting, and $1,156,100 as part of listing expense (Note 5).

25

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

16. RELATED PARTY TRANSACTIONS AND BALANCES

a) Key Management Personnel

Compensation to key management, which consists of executives and directors, for the six-month period ended June 30, 2022 and 2021 was as follows:

	Six Months Ended
	June 30, 2022	June 30, 2021
	$	$
Key management compensation settled in cash	652,923	93,397
Share based compensation	840,000	41,968
Consulting fees settled in shares	–	459,500
Advisory fee in shares included in listing expense (Note 5(c))	2,393,999	–
Go-Public Awards included in listing expense	6,661,000	–
	10,547,922	594,865

b) Related Party Balances

Amounts due to related parties as at June 30, 2022 and December 31, 2021 were as follows:

	June 30, 2022	December 31, 2021
	$	$
Amounts due to directors and officers of the Company for consulting fees, finder's fees, equipment, and expenses (included in accounts payable and accruals)	1,113,247	583,856

Prepaid marketing expenses to an entity controlled by a director	150,000	–

c) Other Related Party Transactions

Transactions with related parties for the six months ended June 30, 2022 and 2021 were as follows:

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
	$	$
Rent expense incurred with a relative of a director included within premises expense	14,562	21,525
Other rent incurred with key management personnel	33,341	–
Payment processing with an entity controlled by a director and member of key management	12,879	12,476
Marketing expenses with an controlled by a director	150,000	–
Compensation to relatives of key management personnel	58,330	–
Legal expenses incurred with a law firm whose partner is a director of the Company	390,372	–
	659,484	34,001

26

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

Refer to Note 19 for commitments and contingencies pertaining to related parties.

17. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure that optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and makes adjustments, based on the funds available to the Company, in order to support its business activities and to safeguard the Company’s ability to continue as a going concern. The capital structure of the Company consists of components of equity attributable to common shareholders’ equity as follows:

	June 30,	December 31,
	2022	2021
Shareholders’ equity	$26,670,372	$25,073,203
	$26,670,372	$25,073,203

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain the future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company’s investment policy is to invest its excess cash in low risk, highly liquid short-term interest-bearing investments, selected with regard to the expected timing of upcoming expenditures. The Company will raise additional funds to carry its operations through its upcoming operating period and to satisfy its obligations.

18. FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash and cash equivalents as FVTPL at level 1 of the fair value hierarchy; marketable securities at FVTPL at level 1 of the fair value hierarchy for shares and level 2 of the fair value hierarchy for warrants; receivables as amortized cost; provisions at FVTPL at level 3 of the fair value hierarchy; bank indebtedness at amortized cost, loans payable at amortized cost, and accounts payable and accrued liabilities as amortized cost. The carrying values of these instruments approximate their fair values due to their short term to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of fair value hierarchy are:

(i)	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

(ii)	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

(iii)	Level 3 – Inputs that are not based on observable market data.

27

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Financial instruments which subject the Company to concentrations of credit risk consist of cash and cash equivalents of $2,436,940, $996,512 of trade receivables classified as receivable, $41,489 of marketable securities, and $531,900 of deposits classified as acquisition deposits which is secured. These accounts represent the Company’s maximum credit risk.

The Company's policy is to invest excess cash in investment-grade short-term, redeemable investment certificates issued by Canadian chartered banks. Management believes the risk of financial loss from cash held in its bank accounts and in guaranteed investment certificates, both are held with a Canadian chartered bank, to be remote. The Company has estimated that ECLs not to be significant on receivables.

b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial obligations associated with its financial liabilities as they fall due. The Company’s objective is to ensure that there are sufficient committed financial resources to meet its short-term business requirements for a minimum of twelve months. The Company has cash and cash equivalents $2,436,940, current liabilities of $11,579,267 and current net assets of $9,257,591.

The Company has no formal revolving credit facilities available at this time and, given the Company’s current stage of development, it is not expected that such credit facilities will become available to the Company in the next fiscal year.

Due to the level of net monetary assets, management regards the Company’s overall liquidity risk to be low.

As at December 31, 2021	Total $	Within 1 year $	1 to 3 years $	3 to 5 years $
Leases payable	692,720	265,111	427,609	–
Accounts payable & accrued liabilities	10,943,143	10,943,143	–	–
Bank indebtedness	753,072	753,072	–	–
Loans payable	2,158,650	2,158,650	–	–
	14,547,585	14,119,976	427,609	-
As at June 30, 2022
Leases payable	498,142	205,681	292,462	–
Accounts payable & accrued liabilities	9,247,699	9,247,699	–	–
Bank indebtedness	–	–	–	–
Income tax payable	94,215	94,215	–	–
Loans payable	2,020,050	2,020,050	–	–
	11,860,106	11,567,645	92,462	-

28

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

c) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Interest rate risk consists of two components:

(i)

Interest rate cash flow risk is the risk that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates. The Company’s savings account is a variable rate instruments tied to Canadian prime interest rate. A 1% change in interest rates would have a nominal effect on net loss and comprehensive loss of the Company.

(ii)	Interest rate price risk is the risk that changes in prevailing market interest rates differ from the interest rate on the Company’s monetary assets and liabilities.

The Company is not materially exposed to interest rate changes.

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. As at June 30, 2022, a portion of the Company’s financial assets and liabilities held in USD, EUR, COP, GBP, and DKK consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities. The Company does not use any techniques to mitigate foreign exchange risk.

The Company’s net monetary assets (liabilities) in the significant foreign currencies as of June 30, 2022 and December 31, 2021 is summarized below with the effect on earnings before tax of a 1% fluctuation of each currency relative to the functional currency of the entity holding it to the CAD dollar:

	Net Monetary Position June 30, 2022 (CAD$ equivalent)	Impact of 1% variance in foreign exchange rate
US Dollars	(4,638,960)	(46,390)
Euros	(307,195)	(3,072)

	Net Monetary Position December 31, 2021 (CAD$ equivalent)	Impact of 1% variance in foreign exchange rate
US Dollars	(4,564,080)	(45,641)
Euros	433,561	4,336

29

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

As at June 30, 2022 and December 31, 2021, the Company had the following assets and liabilities in USD (in CAD$):

	June 30,	December 31,
	2022	2021
	$	$
Accounts payable and accrued liabilities	4,638,960	$4,564,080
Net exposure to USD	4,638,960	$4,564,080

As at June 30, 2022 and December 31, 2021, the Company had the following assets and liabilities in Euros (in CAD$):

	June 30,	December 31,
	2022	2021
	$	$
Cash	675,223	594,196
Accounts receivable	979,636	3,010,363
Tax receivable	19,154	–
Due from former ACA shareholder	844,238	898,905
Due from other related party	33,668	–
Bank indebtedness	–	(753,072)
Accounts payable and accrued liabilities	(839,064)	(1,158,181)
Loans payable	(2,020,050)	(2,158,650)
Net exposure to Euros	(307,195)	433,561

19. COMMITMENTS AND CONTINGENCIES

(a) Commitments:

(i) Chief Executive Officer –

Pursuant to an agreement with Clifford Starke, the Company’s Chief Executive Officer, the Company is committed to paying Mr. Starke the following in consideration for services provided to the Company:

•	A monthly payment as determined by the Company’s Board of Directors of at least $20,000 per month;
•	A $500,000 bonus paid in cash or shares upon raising a cumulative $40,000,000 for the Company;
•	A $1,000,000 bonus paid in cash or shares if the Company achieves over $50,000,000 in sales over any four quarter period;
•	A $3,000,000 bonus paid in cash or shares if the Company achieves over $75,000,000 in sales over a four quarter period;
•	A $3,000,000 bonus paid in cash or shares if the Company achieves over $100,000,000 in sales over a four quarter period;

On July 25, 2018, Harmony entered into an Intellectual Property License Agreement with Hampstead Private Capital Limited (“Hampstead”) – a corporation controlled by Mr. Starke. Under the terms of this agreement, Harmony is to pay Hampstead a royalty in the amount of 3.5% of the gross revenues from sale of Harmony products.

30

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

(ii) President and Chief Operating Officer –

On August 1, 2021, the Company entered into a consulting agreement with Edward Woo, the Company’s President and Chief Operating Officer. On July 23, 2022, the consulting agreement was revised to an employment agreement. Under the terms of the agreement, the Company is to pay Mr. Woo the following:

•	$12,500 monthly in cash;
•	A $100,000 bonus paid in common shares of the Company (at the 20-day Volume Weighted Average Price (“VWAP”) of the Company if public) upon achievement of $50,000,000 in sales over any 12-month period; and
•	$100,000 bonus paid in common shares of the Company (at the go public valuation) upon delivery of GMP EU product into Germany;

(iii) Chief Financial Officer –

On February 18, 2022, the Company appointed Dany Vaiman as the Company’s Chief Financial Officer.  Under the terms of the agreement, the Company is to pay Mr. Vaiman the following:

•	$181,000 per annum, payable semi-monthly;
•	Additional share compensation of:

i.	$180,000 in shares of the Company (valued at the 10-day VWAP of the shares trading price prior to the date of achievement) upon the completion of $10,000,000 of cumulative fundraising of the Company
ii.

$180,000 in shares of the Company (valued at the 10-day VWAP of the shares trading price prior to the date of achievement) upon the Company’s achievement of $50,000,000 in revenues over any four-quarter period; and

iii.

$180,000 in shares of the Company (valued at the 10-day VWAP of the shares trading price prior to the date of achievement) upon the Company’s achievement of $100,000,000 in revenues over any four-quarter period

All equity-based compensation, if earned, is expected to be settled as part of the Company’s RSU plan.

(iv) Letter of Intent (“LOI”) to Acquire German Pharmaceutical and Medical Cannabis Products Distributor

On May 6, 2022, the Company entered into an LOI outlining the general terms and conditions pursuant to which it has agreed to acquire 100% ownership of a German pharmaceutical distributor (the “Target Company”). The Target Company offers a range of medical brands.

Under the terms of the LOI, the Company is to acquire the Target Company, all of its subsidiaries and affiliated entities that form its business, as well as all the intellectual property used in its business (the “Proposed Acquisition”), for aggregate consideration of €18 million, with €15.3 million payable in cash and €2.7 million to be paid in common shares of the Company. In addition, The Company is to pay an earn-out of up to €9 million, payable in common shares of the Company, based on financial performance of the Target Company in fiscal 2024. The common shares are to be issued at a value equal to the 10-day VWAP prior to issuance. It is expected that the cash portion of the purchase price will be funded by Company through proceeds from financing initiatives.

The LOI serves as an agreement-in-principle concerning the Proposed Acquisition, and the final structure of the Proposed Acquisition and its terms and conditions are to be subject to receipt by all parties of tax, corporate and securities law advice, and the LOI is to be superseded by a definitive agreement, which is to contain additional customary representations, warranties, covenants, opinions, conditions and indemnities. The Proposed Acquisition is to be subject to customary closing conditions including the approval of the TSXV, all other required regulatory, shareholder approval of the Target Company) and corporate approvals, compliance with covenants, no material adverse effect, absence of litigation, receipt of audited financial statements of the Target Company and completion of due diligence.

31

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

The Proposed Acquisition is expected to be a “Fundamental Acquisition” as defined in the policies of the TSXV. It is expected that the Company’s stock will remain halted until the TSXV completes its review of the Proposed Acquisition. Subject to the entering into of the definitive agreement relating to the Proposed Acquisition, and the satisfaction or waiver of all conditions precedent to closing, it is expected that the Proposed Acquisition will close in the fourth quarter of 2022.

(v) Media Services Contract with Market One Media Group Inc.

On March 21, 2021, the Company entered into a media services agreement with Market One Media Group Inc., an entity controlled by Farhan Lalani, a Director of the Company for a service fee of $500,000. Of this amount, $300,000 has been paid and of the amount paid, $150,000 remains as a prepaid expense as at June 30, 2022.

(b) Contingencies:

The Company may be, from time to time, subject to various administrative and other legal proceedings arising in the ordinary course of business. Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated. (See also Note 13(a))

On July 21, 2022, a statement of claim was filed by Uptown Ventures Ltd. (operating as Globe Property Management) against Alchemist Labs Ltd. and 1200325 B.C. Ltd. – both of which are wholly owned subsidiaries of the Company, in the Court of Queen’s Bench for Manitoba. The claim alleges breach of contract and non-payment of rent. The plaintiff has claimed $506,046 plus interest and costs. The Company, without acknowledgement (explicitly or implicitly) of any amount or liability arising from this legal action, has included within lease liabilities an amount of $220,311 based on the discounted future lease payments associated with this lease. The Company intends to vigorously defend itself through appropriate legal proceedings.

During the period, certain former consultants to the Company, have filed or threatened to file statements of claim against the Company arising in the ordinary course of business. The Company has accrued, without acknowledgement (explicitly or implicitly) of any amount or liability from these actual or potential legal actions, $133,011 as part of Accounts Payable and Accrued Liabilities and $91,000 as part of Reserves within Shareholders’ Equity. The Company intends to vigorously defend itself through appropriate legal proceedings.

32

Franchise Global Health Inc. Notes to the Condensed Consolidated Interim Financial Statements June 30, 2022 (Expressed in Canadian Dollars, unless otherwise stated) (unaudited)

20. SEGMENTED INFORMATION

The Company has two reportable geographic segments – Germany and Denmark. These segments reflect how the Company’s operations are managed, how the Company’s Chief Executive Officer, who is the chief operating decision maker (“CODM”), allocates resources and evaluates performance.

	Germany	Denmark	Corporate & Other	Total
As at and for the six months ended June 30, 2022
Revenue	$30,092,584	–	–	$30,092,584
Gross Profit	$2,118,298	–	–	$2,118,298
Net Income (Loss)	$439,905	$(226,077)	$(18,307,521)	$(18,093,693)
Assets	$27,563,957	$9,565,489	$4,927,567	$42,057,013
Liabilities	$7,658,731	$9,606	$7,718,304	$15,386,641

For the six months ended June 30, 2021
Revenue	$732,747	–	–	$732,747
Gross Profit	$221,278	–	–	$221,278
Net Income (Loss)	$378,687	–	$(1,533,525)	$(1,154,838)
As at December 31, 2021
Assets	$27,508,300	$10,113,773	$5,477,960	$43,100,033
Liabilities	$7,981,622	$9,606	$10,035,601	$18,026,830

The Company has one operating segment – pharmaceutical distribution, including medicinal cannabis and cannabis seeds.

21. OTHER INCOME (EXPENSES)

	Six months ended June 30, 2022	Six months ended June 30, 2021
Revaluation of share cancellation liability (Note 14)	$1,687,500	$–
Fair value adjustment on marketable securities (Note 9)	(435,392)	(609,248)
Settlement due to merger termination (Note 9)	–	725,000
Other income	317,072	537,318
	$1,569,180	$653,070

33